FORM 13-502F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Gary Johnson, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the **Form**) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) Gary Johnson

Name: Gary Johnson
Title: CFO & VP

March 19, 2026
Date:

Reporting Issuer Name: Kolibri Global Energy Inc.

End date of previous financial year: December 31, 2025

Type of Reporting Issuer: ■ **Class 1 reporting issuer** ☐ **Class 3B reporting issuer**

Highest Trading Marketplace: TSX
(refer to the definition of "highest trading marketplace" under OSC Rule 13-502 *Fees*)

Market value of listed or quoted equity securities:
(in Canadian Dollars - refer to section 36 of OSC Rule 13-502 *Fees*)

Equity Symbol KEI

1st Quarterly Period (dd/mm/yy) 01/01/25 to 31/03/25
(refer to the definition of "quarterly period" under OSC Rule 13-502 *Fees*)

Closing price of the security in the class or series on the last trading day of the quarterly period in which such security was listed or quoted on the highest trading marketplace $12.01 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly period 35,488,809 (ii)

Market value of class or series (i) x (ii) $426,220,596 (A)

2nd Quarterly Period (dd/mm/yy) 01/04/25 to 30/06/25
(refer to the definition of "quarterly period" under OSC Rule 13-502 *Fees*)

Closing price of the security in the class or series on the last trading day of the quarterly period in which such security was listed or quoted on the highest trading marketplace		$ 9.37 (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly period		35,588,470 (iv)
Market value of class or series	(iii) x (iv)	$ 333,463,964 (B)
3rd Quarterly Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 *Fees*)		01/07/25 to 30/09/25
Closing price of the security in the class or series on the last trading day of the quarterly period in which such security was listed or quoted on the highest trading marketplace		$ 7.71 (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly period		35,376,833 (vi)
Market value of class or series	(v) x (vi)	$ 272,755,382 (C)
4th Quarterly Period (dd/mm/yy) (refer to the definition of "quarterly period" under OSC Rule 13-502 *Fees*)		01/10/25 to 31/12/25
Closing price of the security in the class or series on the last trading day of the quarterly period in which such security was listed or quoted on the highest trading marketplace		7.74 (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the quarterly period		35,471,833 (viii)
Market value of class or series	(vii) x (viii)	$ 274,551,987 (D)
		_____ to _____

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable quarterly period (i.e. A through D above))

$ 326,747,982 **(1)**

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 9(1)(b) of OSC Rule 13-502 *Fees*, if applicable) that was listed or quoted on a marketplace at the end of the trading day of each quarterly period in the previous financial year of the reporting issuer.)

Fair value of outstanding debt securities:

(See paragraph 9(1)(c), and if applicable, paragraphs 9(1)(d) and (e) of OSC Rule 13-502 *Fees*)

$____________ **(2)**

(Provide details of how value was determined)

Capitalization for the previous financial year (1) + (2) $ 326,747,982

Participation Fee
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 *Fees*, select the participation fee)

$ 27,900

(For Class 3B reporting issuers, from Appendix B of OSC Rule 13-502 *Fees*, select the participation fee)

Late Fee, if applicable
(As determined under section 8 of OSC Rule 13-502 *Fees*)

$____________

Total Fee Payable
(Participation Fee plus Late Fee)

$ 27,900